Taboola


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Management Presentation

November 10, 2021

Disclaimer

Forward-Looking Statements

Certain statements in this presentation are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Taboola.com Ltd. (the "Company"). In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expect", "intend", "will", "estimate", "anticipate", "believe", "predict", "potential" or "continue", or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Uncertainties and risk factors that could affect the Company's future performance and cause results to differ from the forward-looking statements in this press release include, but are not limited to: the ability to recognize the anticipated benefits of the recent acquisition of Connexity and the business combination between the Company and ION Acquisition Corp. 1 Ltd. (together, the "Business Combinations"), which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; the Company's ability to successfully integrate the Connexity acquisition; costs related to the Business Combinations; changes in applicable laws or regulations; the Company's estimates of expenses and profitability and underlying assumptions with respect to accounting presentations and purchase price and other adjustments; ability to attract new digital properties and advertisers; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale the Company's ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to make continued investments in the Company's AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, "third party cookies" and its impact on digital advertising; continued engagement by users who interact with the Company's platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of the Company's revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in the Company's registration statements on Form F-1 as amended and filed on September 30, 2021 and on Form F-4 filed on April 30, 2021, and in subsequent filings with the Securities and Exchange Commission ("SEC").

Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made. The Company undertakes no duty to update these forward-looking statements except as may be required by law.

Non-GAAP Financial Measures

This Presentation includes certain financial measures not presented in accordance with GAAP including, but not limited to, Adjusted EBITDA and certain ratios and other metrics derived therefrom, including free cash flow and ex-TAC Gross Profit, and related margin measures, as well as New Publisher ex-TAC Gross Profit. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company's financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company's presentation of these measures may not be comparable to similarly-titled measures used by other companies.

The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company's financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Please refer to footnotes where presented on each page of this Presentation or to the appendix found at the end of this Presentation for a reconciliation of these measures to what the Company believes are the most directly comparable measure evaluated in accordance with GAAP.

This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.

Use of Projections

This Presentation contains financial forecasts with respect to the Company's projected financial results, including Revenue, ex-TAC Gross Profit, Free Cash Flow and Adjusted EBITDA for the Company's fiscal years 2021. The Company's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. As discussed under "Financial Information" above, all financial information, including the projected information, was prepared in accordance with GAAP. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information or that the prospective financial information will be the same as that presented in the proxy statement related to the Business Combination. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Industry and Market Data

In this Presentation, the Company relies on and refer to certain information and statistics obtained from third-party sources, which it believes to be reliable. The Company has not independently verified the accuracy or completeness of any such third-party information. You are cautioned not to give undue weight to such industry and market data.

This Presentation may include trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, (c) or (r) symbols, but the Company will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

Today's Presenters



Adam Singolda
Founder & CEO

- Founded Taboola over 13 years ago
- Has led the company as its CEO ever since



Stephen Walker
CFO

- 6+ years at Taboola
- Led several of Idealab's portfolio companies, including Perfect Market
- Prior experience at Disney & General Electric

AGENDA

- **Taboola Overview**
- Investment Highlights
- Taboola + Connexity = Even Stronger
- Growing Yield, Explained
- Financial Information


THEDAILY
Trending on The Web
What do pumpkin spice flavoured dog treats say about the state of humanity?

We Power Recommendations for The Open Web

Helping people discover things they may like

TABOOLA = SEARCH "IN REVERSE"

From people looking for information
to information looking for people


Google
I'm Feeling Lucky
Google Search

YOU HAVE SEEN TABOOLA BEFORE


9:41
NEWS
table.
"Cheese carrots are a Thanksgiving staple at my in-laws," they wrote. "It doesn't even look as nice as this picture. Literally just a block of Velveeta cheese and carrots baked together."
It's safe to say that with Thanksgiving recipes like these, there won't be an empty plate in sight.
Taboola Feed
Sponsored

HAVING AN AMAZING YEAR

Taboola News

Beating guidance, raised expectations each quarter

Acquired Connexity, creating a powerful e-Commerce partner for publishers

Winning incredible new publishers, building brand safety partnerships and progressing on our growth initiatives

- Seeing momentum in High Impact Placements, recently announced NBC Sports win
- Strong growth in Taboola News, signed new partnership with Xiaomi


08
50
Sunday 23/05
This road trip - with a beer bath - is the best way to see Iceland
Metro
DISCOVER
Swipe up to unlock

xiaomi PMC HEARST SAMSUNG BBC NEWS NBC Sports

UPDATED FULL YEAR 2021 GUIDANCE

	2020	2021 GUIDANCE	GROWTH RATE
Revenues	$1,189M	$1,363-$1,367M	15%
Gross Profit	$319M	$427-$430M	34-35%
ex-TAC Gross Profit[1]	$382M	$512-$515M	34-35%
Adj. EBITDA[1]	$106M	$174-$177M	64-66%

INCREASED GUIDANCE ACROSS ALL MEASURES

(1) Non-GAAP measures, see appendix for reconciliation to GAAP

SOLVING TREMENDOUSLY DIFFICULT TECHNOLOGICAL CHALLENGES

Predicting what people might be interested in without the intent data that Google has or the personal data that Facebook has and doing it at massive scale.

516M DAILY ACTIVE USERS[1]

More than Twitter and Snap combined[2]

1 Petabyte	330K+	1 Trillion
Data Processed by Taboola AI Daily[3]	CPU & GPU Cores[4]	Monthly Recommendations[5]

(1) Daily Active Users measures the 7-day average number of users exposed to Taboola recommendations
(2) Twitter and Snap reported 187M and 249M (respectively) in Q3-2020 Earnings reports
(3)(4)(5)Source: Company estimates

FULL TECH STACK FOR PUBLISHERS:

LONG-TERM, EXCLUSIVE PARTNERSHIPS WITH PREMIUM PUBLISHERS

118% NDR in 2020[1]	9,000 publishers	Global

Publishers on a 5+ Year Contract with Taboola

CBS Interactive, Bloomberg, msn, sport1, USA TODAY, CNBC, NBC Sports, NBC NEWS, SYNACOR, Daily Mail, Lagardère, axel springer

$2B+ Paid To Publishers Over 3 Years[1]

Monetization

Monetizing with non-interruptive, native ads

Engagement

Engaging users by recommending organic content

Audience

Driving quality audiences from across the network

(1) Source: Company Data. Net Dollar Retention (ex-TAC Gross Profit) is the net growth of ex-TAC Gross Profit from existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded) for the given period divided by the ex-TAC Gross Profit from the same period in the prior-year.

ADVERTISERS CHOOSE TABOOLA FOR THE OPEN WEB

- **Massive reach** – 516M Daily Active Users[1]
- **Performance** focus with measurable ROI
- **Brand safe** ad placements
- **Target ads** based on what people truly care about



Active Advertisers
14,000
13,000
12,000
11,000
10,000
9,000
8,000
Time
2018-1
2018-2
2018-3
2018-4
2019-1
2019-2
2019-3
2019-4
2020-1
2020-2
2020-3

Largest advertiser is 3% of total ad spend[1]

10th largest advertiser is 1% of total ad spend[1]

101% Net Dollar Retention over the period Q4 2018 - Q3, 2020[2]

(1) Source: Company Data
(2) Excluding Q2-2020 due to expected one-time impact of COVID-19

AGENDA

- Taboola Overview
- **Investment Highlights**
- Taboola + Connexity = Even Stronger
- Growing Yield, Explained
- Financial Information



INVESTMENT HIGHLIGHTS

1. The Open Web is a massive category
2. Taboola’s technology is resilient to the future disappearance of third-party cookies
3. Product-led growth fueled by a network effect
4. Platform advantage driven by Taboola’s technology
5. Numerous paths to accelerate growth
6. Proven, founder-led management team
7. Superior financial profile with recurring revenues, scale, and profitable growth

1 TABOOLA IS POISED TO CAPTURE SHARE OF THE $64B OPEN WEB MARKET



facebook
Instagram
YouTube
Google News
Google Ads
Display & Video 360
Audience Network
The Open Web
PubMatic
xandr
theTradeDesk
Teads
Magnite
Outbrain
Taboola
Amazon DSP
amazon

- **More than ads, product led** - driving engagement, and audience to the entire publisher org
- **Exclusive & direct relationships with publishers/advertisers** - enables end-to-end innovation and predictable growth
- **1st party & contextual data, built for a cookieless world -** We're "always on" - all users, all GEOs, all platforms. 500M+ DAU.(1)

Source: Original Image: "State of the Open Internet" by Jounce Media, January 2020, Modified to reflect Taboola as part of The Open Web
(1) Daily Active Users measures the 7-day average number of users exposed to Taboola recommendations

2 TABOOLA TECH IS BUILT FOR A COOKIE-LESS, IDFA/ ATT WORLD

- **Taboola has its own 1st party cookie -** recommending personalized editorial content enables serving our own 1st party identifier
- **Unique readership context -** deep access to the context of the page, allowing advertisers to target context (vs. "3rd party cookie behavior")
- **People click on Taboola recommendations tens of billions of times a year[1] -** re-hashing Taboola identifier across websites

Taboola's strong yield performance despite 3rd party cookies being blocked in the industry for years:
- Apple started blocking 3rd party cookies in 2017
- Firefox, Edge, etc are also blocking 3rd party cookies
- GDPR launched in 2018
- CCPA launched in 2019
- IDFA launched April, 2021



Mobile - Chrome
Mobile - Safari
Yield
Jan-20
Apr-20
Jul-20
Oct-20
Jan-21
Apr-21
Jul-21

Taboola

(1) Source: Company data. Clicks represent total clicks on Taboola recommendations, including paid advertisements ("sponsored content") and editorial ("organic") content

3 SCALE MATTERS IN OUR INDUSTRY - GROWTH WITH A BUILT-IN NETWORK EFFECT


More Publisher Partners
More Users Reached
More Data Generated
More Advertisers
More Successful
Higher Yield
(Better Results for Advertisers and Publishers)

Taboola



4 PLATFORM ADVANTAGE DRIVEN BY INVESTMENT IN TECH

500 R&D staff

100 in Algo & Data

$100M Annual R&D Investment

Source: Company data, 2021 estimates

18

5 RECOMMENDING *ANYTHING, ANYWHERE*
A MULTI BILLION DOLLAR OPPORTUNITY

Taboola

Core Business

$1B+ in 2020 & Growing Rapidly[2]

$10M's in 2020[1]

ANYWHERE

Taboola News
(mobile carriers, device manufacturers, CTV...)





NETFLIX
hulu
YouTube
HBO NOW
sling
Roku
SHOWTIME
VUDU
Plan Your Next Trip With Us!



5:45 PM

$10M's in 2020[3]

ANYTHING

New products and segments
(TV ads, eCommerce, app downloads, gaming...)



BIG FARM
PLAY NOW!
This Game Will Keep You Up All Night!
Good Game | Sponsored



SHOP NOW
BOMBAS
These Socks Are So Soft You'll Never Want to Take Them Off
BOMBAS



considered. The lifecycle impact of the bag was dictated by raw material extraction and bag production, with the use of Chinese grid electricity
Read More

Note: Financial models take into consideration only the core business

(1)(2)(3)Source: Company data, Revenues

5 FAST GROWING PREMIUM VIDEO DEMAND ON PREMIUM PLACEMENTS



+$90M
2020
Technology Integration & Go-To-Market
Acquired ConvertMedia
$20M
2016
Annual Run Rate (Revenues)

MID ARTICLE VIDEO



The Bucks paid a steep price to get Jrue Holiday out of New Orleans — Eric Bledsoe, George Hill, R.J. Hampton, and two future first-round selections — but they did it with three goals in mind.

First (and most importantly), prove to Giannis Antetokounmpo the franchise was willing to do whatever it took to win a title, so he would re-sign with them. Check that box off.

Second, re-sign Holiday to a longer contract and keep him in Milwaukee. Check that box off.

And now the Bucks are just one win away from checking off the third box — winning an NBA title.

And they wouldn't be there without Holiday — his defense on Chris Paul and Devin Booker has changed the tide of the 2021 NBA Finals.

"His ability to impact the ball, just make everybody uncomfortable," Bucks coach Mike Budenholzer said of Holiday's defense on the Suns. "You never know when he might get a steal, get a deflection. I think it all just adds up… Jrue's impact defensively is a big part of the reason why he's such a good fit with us."

CONFIDENCE IN YOURSELF

Promoted Links by Taboola

New York: Startup Is Changing the Way People Retire

You could see that at the end of Game 5 Saturday night. Phoenix was down one with less than 30 seconds left, Booker was matched up on P.J. Tucker and trying to drive past him, Antetokounmpo doubled Booker and took away the drive, so Booker stopped and tried to spin back toward the middle for a shot, only to find Holiday had left his man, dug down on Booker who spun right into him, then Holiday ripped the ball away for the steal.

6 PROVEN, FOUNDER-LED MANAGEMENT TEAM



Adam Singolda
13 years at Taboola
Founder & CEO



Stephen Walker
6 years at Taboola
CFO



Eldad Maniv
8 years at Taboola
President & COO



Lior Golan
11 years at Taboola
CTO



Kristy Sundjaja
1 year at Taboola
SVP, People Operations



Aviv Sinai
13 years at Taboola
SVP, R&D



Ran Buck
7 years at Taboola
SVP, Global Revenue

AGENDA

- Taboola Overview
- Investment Highlights
- **Taboola + Connexity = Even Stronger**
- Growing Yield, Explained
- Financial Information



E-COMMERCE IS REVOLUTIONIZING THE OPEN WEB

e-Commerce is skyrocketing with $5 trillion in online retail sales a year and $40 billion in ad spend[1]

Social Media platforms such as Instagram and WeChat are becoming e-Commerce networks

e-Commerce is set to become a primary revenue source for open web publishers

Merchants need an alternative to Amazon

With Connexity now part of Taboola, we are well positioned to capitalize on this opportunity and drive top-line and ex-TAC growth through e-Commerce



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(1) 2021 estimates, eMarketer.

Taboola

THE FUTURE OF THE OPEN WEB IS E-COMMERCE

60% of publishers list e-commerce as a top revenue opportunity.[1]

Publishers generating revenue from e-commerce has grown over 3x in the last year.[2]

There are nearly 150 Commerce Editors currently in the US - one of the fastest growing roles in the newsroom.[3]

(1) Source: eMarketer, Publishers and Commerce 2021
(2) Source: Digiday, Digiday Research: Commerce is now a revenue stream for a majority of publishers
(3) Source: LinkedIn

Future plc

$1b GMS in 2020, 47% of H1 2021 media revenue, 56% YoY growth

BuzzFeed

$500m GMS in 2020, ecommerce to be 31% of revenue by 2024

meredith

$1b GMS in FY 2021, over 25% YoY growth in related revenue

GANNETT

Reviewed.com - 50% YoY top line growth for the last 3 years

EXPANDED TABOOLA TAM TO $124B WITH E-COMMERCE AD BUDGETS


Open Web - $64B
e-Commerce - ~$40B
Walled Garden - $260B
e-Commerce - ~$60B

Taboola

$64B

+

$60B

=

$124B TAM

Merchants need effective channels beyond the walled gardens.

"For advertisers seeking brand-safe, transparent partners, reputable publishers deliver exposure and qualified customers from among their audiences."

eMarketer

$40B of the Open Web $60B is eCommerce. With Connexity we can fully tap into it for the first time.

$60B of Walled Garden TAM is eCommerce. With Connexity we can now tap into it.

Source: eMarketer, Statista, Harris Poll, Jounce, Company analysis, 2020

Taboola

CONNEXITY PUBLISHER PRODUCTS ON EDITORIAL CONTENT

HEARST



GH
12 Best Mattresses of 2021
Say goodbye to back pain and hello to deep sleep.
Lexie Sachs.
*Connexity Link
Not to add more pressure, but buying a new mattress is one of the most im
purchases you'll make for your home. It needs to be comfortable and suppor
you the best possible sleep, and durable so you won't have to replace it within a few
years. And because mattresses can get pricey, you want to make sure you're investing in
one that's actually worth the cost.
The Good Housekeeping Institute Textiles Lab reviews mattresses of all kinds, from
traditional innerspring mattress that you buy in stores to memory foam mattresses and
mattress-in-a-box styles that you buy online, cooling mattresses, mattresses for back
pain, hybrid mattresses that blend coil and foam, organic mattresses, mattresses for side
sleepers and more.
In addition to researching the brands, materials and features, we have product experts
and consumer testers try each mattress out and we survey our tester panel to get in-



The 10 Best Walking Shoes Of 2021, According To Podiatrists And User Reviews
You'll never want to take them off.
Pull out all the stops to see what you can achieve.
citrix.
HOKA Clifton 8
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*Connexity Link



Bicycling
Awesome E-Bikes You Can Buy Right Now
$1,699.00
BUY TODAY
*Connexity Link

CONNEXITY PUBLISHER
BUILDING A SHOPPING SITE

Product Listings
Syndicated into Curated Shopping Experience

meredith


REAL SIMPLE
FOOD HOME FASHION BEAUTY LIFE CLEANING HOLIDAYS SALES
Makeup
Beauty
Shop By
EDITORS' PICKS
SALE
HOURGLASS
Hourglass Opaque Rouge Liquid...
NORDSTROM
$28.00
*Connexity Syndicated Product Listings
Latitude Run®
Latitude Run® Black Sectional Sofa...
Wayfair
$1179.99
*Connexity Syndicated Product Listings
Living Room Sets
Shop By

DIRECT RELATIONSHIP WITH MERCHANTS

- **90%+** of revenue comes from direct merchants relationships
- **10%** from affiliates that Connexity is not directly managing
- **65%** of revenue is CPC, **35%** is CPA
- CPC budgets demonstrate how merchants completely **trust** Connexity's unique **technology**


SAMSUNG

1/3 OF OPEN WEB PUBLISHER REVENUE WILL BE E-COMMERCE

Source: Company Estimates.

PUBLISHERS NEED INTENT



Rare fossil of 25-million-year-old eagle that hunted koalas found in South Australia

By Rhea Mogul, CNN

Updated 1:09 PM ET, Mon September 27, 2021

The newly discovered species, Archaehierax sylvestris, is one of the oldest eagle-like raptors in the world.

(CNN) — Scientists have confirmed the discovery of a nearly complete fossil of a 25-million-year-old eagle that once flew over South Australia and preyed on koalas -- an incredibly rare find because of how well preserved it is, experts say.

The newly discovered species, Archaehierax sylvestris, is one of the oldest eagle-like raptors in the world, according to a study published Monday in the peer-reviewed journal, Historical Biology. Paleontologists from Adelaide's Flinders University unearthed the fossil in March 2016 on a remote outback cattle station during a research trip at Lake Pinpa in South Australia.

Archaehierax is the largest eagle known to have lived in Australia during the Oligocene period, which dates back about 33.9 million to 23 million years ago, the study said. It was smaller and more slender than the wedge-tailed eagle, Australia's largest bird of prey, according to the Western Australian Museum.

With feet nearly 15 centimeters (6 inches) long, the eagle would have had the ability to grasp large prey. The scientists said it would have hunted an extinct species of koala, which was about the same size as those alive today, as well as possums and other animals in trees, the study said.



~95% of Publisher Traffic Today **Has NO Intent**

~5% of Traffic **Has Intent**


Bicycling
Awesome E-Bikes You Can Buy Right Now
Model X
City
Pace 350
RadRunner
Level Commuter Ebike

OTTO overstock macy's ebay wayfair

Source: Company Estimates.

INTENT DRIVES YIELD
1 MIN ON GOOGLE SEARCH = 15 MIN ON FACEBOOK


TIME
1.5T min per month
120B min per month on Search
$70B
$87B*
0.38 cents per min
6.04 cents per min
YIELD

Taboola

* Search revenue
Source: Company Analysis. Numbers cited are 2020.

SYNERGIES $100M+
ANNUAL EX-TAC IN 4 YEARS
MORE TRAFFIC WITH INTENT + HIGHER YIELD

Integrating Connexity: increase traffic with intent + grow yield:

- Bring Connexity merchants to existing traffic (~5%)
- Data driven approach (what/when to write)
- Editorial commitment to e-Commerce
- Launching shopping sites


PUBLISHER TRAFFIC WITH INTENT
5% of traffic has intent
YIELD

SYNERGIES - $100M+ ANNUAL EX-TAC IN 4 YEARS

- Connexity on Taboola Publishers - and grow publishers % of traffic with intent
- Take Connexity Global
- Connexity merchant demand on Taboola publisher supply
- Expanding Connexity's Client base by Leveraging Taboola Ad Sales
- Better personalization/yield by merging datasets - recommendations + e-commerce

STRONG INITIAL INTEGRATION MOMENTUM

People - London office locations merged; NY planned in H1-2022. Complementary teams sharing info, tools, and resources.

Ad Sales - Beginning global expansion of Connexity via Taboola's international ad sales teams (first in China, Brazil)

Publishers - started upselling to Taboola publishers, and building a more resource-heavy list of publishers to go "all in" with them on eCommerce

AGENDA

- Taboola Overview
- Investment Highlights
- Taboola + Connexity = Even Stronger
- **Growing Yield, Explained**
- Financial Information



WHAT MAKES UP YIELD



CTR
Click Through Rate
CPC
Cost Per Click
Conversion Rate
Yield

WHAT MAKES UP YIELD

Click Through Rate (CTR):

- The number of clicks that an ad receives divided by the number of times the ad is shown (impressions)
- A high CTR is a good indication that users find your ads relevant



CTR
Click Through Rate
CPC
Cost Per Click
Conversion Rate
Yield

WHAT MAKES UP YIELD



Cost Per Click (CPC):
The amount advertisers pay for each click on their ads.
CTR
Click Through Rate
CPC
Cost Per Click
Conversion Rate
Yield

WHAT MAKES UP YIELD


CTR
Click Through Rate
CPC
Cost Per Click
Conversion Rate
Yield
Conversion Rate
The percentage of users who have completed a desired action (e.g. purchase) after clicking on an ad.

GROWING JUST ONE FACTOR CAN ALSO BE DETRIMENTAL

Growing CTR can be good
Growing CTR can be bad

	CTR	CPC	Conversion Rate	Yield
Base Case	**1%**	**$0.30**	**2%**	→ **$3**
CTR Increases by 25%:	1.25% ↑	$0.30	2%	→ **$3.75**
CTR Increases by 25%:	1.25% ↑	$0.22 ↓	1.5% ↓	→ **$2.75**
CTR Decreases by 25%:	0.75% ↓	$0.45 ↑	3% ↑	**$3.38**

HOW WE INCREASE YIELD



CTR and Conversions

Click Through Rate, Conversion Rates

- **Algorithmic** improvements drive better prediction of what users will engage with
- **More advertisers** on the platform and higher diversity of campaigns
- **More data** that provides more contextual signals enables more accurate targeting
- **Better user experience** increases the likelihood of engagement with the ad

HOW WE INCREASE YIELD



CPC
Cost Per Click

- **More advertisers** on the platform increases auction density
- **Better attribution** measurement better reflects the value of conversions
- **Automated bidding (SmartBid)** optimizes bids dynamically

INTRODUCING SMARTBID DIMENSION - "Autonomous car experience" for advertisers




Before
After

Optimize bids by publisher performance

40+ situational signals - location, time of day, day of week, device, etc.

AGENDA

- Taboola Overview
- Investment Highlights
- Taboola + Connexity = Even Stronger
- Growing Yield, Explained
- **Financial Information**



TABOOLA FOCUSES ON PROFITABLE GROWTH

ex-TAC Gross Profit [1]
($ in millions)


CAGR '17A-'21E:
24.4%
$63
$124
$214
$282
$296
$382
$513
2015A 2016A 2017A 2018A 2019A 2020A 2021E
96.8% 72.6% 31.8% 5.1% 29.1% 34.3%

Adj. EBITDA [2]
($ in millions)


$23
$48
$67
$34
$106
$176
2015A 2016A 2017A 2018A 2019A 2020A 2021E
1.4% 17.6% 22.0% 23.8% 11.5% 27.8% 34.2%

YoY growth

Ratio of Adjusted EBITDA to ex-TAC Gross Profit [3]

PROFITABLE GROWTH

Rule of 40 Business

UPSIDE IN OUR MODEL

- Growth from Core Open Web business only
- Conservative growth assumed for existing base
- Additional upside from existing growth initiatives and inorganic

LONG-TERM MODEL

- 20%+ ex-TAC Gross Profit Growth
- 30%+ Ratio of Adjusted EBITDA to ex-TAC Gross Profit

Taboola

(1),(2),(3) Non-GAAP measure, see appendix for reconciliation to GAAP
Note: Projections reflect the mid-point of 2021 guidance

2019 METRICS WERE INFLUENCED BY OUR INVESTMENT STRATEGY

In 2019, Taboola made the decision to invest $60 million in long-term partnerships with a number of very large, brand name publishing networks[1]

Given that investment, Ratio of Adj. EBITDA to ex-TAC Gross Profit[2] was 11.5%...



23.8%
11.5%
27.8%
2018A
2019A
2020A

Without that investment, Ratio of Adj. EBITDA to ex-TAC Gross Profit would have been 26.4%



23.8%
26.4%
27.8%
2018A
2019A
2020A

In 2020 that investment has paid off as Ratio of Adj. EBITDA to ex-TAC Gross Profit was above 27% - higher than historical trends

Taboola

(1) "Invest" means initial losses on these publisher networks plus management's estimate of margin lost on other publishers due to lower yields as demand was spread thinner.
(2) Non-GAAP measure, see appendix for reconciliation to GAAP

COVID-19 IN 2020 PROVED THE RESILIENCY OF OUR MODEL

1.



Yield[1]
140%
120%
100%
80%
60%
Strong Recovery
COVID-19 / Recession Dip
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20

Relentless Focus on Yields…

2.



Cash Expenses as % of exTAC Gross Profit
Cash Exp - % of ex-TAC Gross Profit
80.0%
75.0%
70.0%
65.0%
60.0%
77.6%
77.0%
73.6%
72.2%
65.9%
2017
2018
2019 (Adj)
2020
2021E

… Combined with Historically Low Costs

Exited 2020 stronger than we entered with sustainably higher profitability

1. **Sustainable yield increase, driving higher margins**
   - Worked with publisher partners to optimize for yield
   - Signed more advertisers seeking consumers digitally
   - Dramatic improvements in algorithms

2. **Reset cost base**
   - Hiring freeze permanently "right sized" organization (sustainable)
   - Reduced travel, real estate and overhead (partially sustainable)

(1) Yield is a normalized measure of performance that controls for changes due to traffic shifts.
(2) Cash Expenses is the difference between Adj. EBITDA and exTAC Gross Profit. 2019 is adjusted to reflect Ratio of Adj. EBITDA to ex-TAC Gross Profit as detailed on the preceding slide.

GROWTH DRIVEN BY CORE OPEN WEB INSTALLED BASE

1.



New Publisher ex-TAC Gross Profit
ex-TAC Gross Profit Growth %
30%
20%
10%
0%
-10%
-20%
18%
1%
11%
11%
2018
2019
2020
2021 YTD

Continued growth from new supply...

2.



Net Dollar Retention (ex-TAC Gross Profit)
Net Dollar Retneion (%)
130%
120%
110%
100%
90%
80%
114%
104%
118%
117%
2018
2019
2020
2021 YTD

... helps provide fuel for growth from a strong installed base.

1. **New Publisher[1] ex-TAC Gross Profit**
   - Historically 10-15% new supply growth
   - Projecting similar range going forward

2. **Net Dollar Retention[2] Growth Has Two Elements**
   - Improvements in yield
   - More supply from existing publishers
   - Historically 110-120% on average

Taboola

(1) New digital property partners within the first 12 months that were live on our network
(2) Net Dollar Retention (ex-TAC Gross Profit) is the net growth of ex-TAC Gross Profit from existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded) for the given period divided by the ex-TAC Gross Profit from the same period in the prior-year.

SELECTED NON-GAAP METRICS



$382M
$106M
$513M
$176M
2020A
2021E
ADJ. EBITDA1
($ in millions)
ex-TAC Gross Profit2
($ in millions)

34% - 35%
ex-TAC Gross Profit Growth

34% - 35%
Ratio of Adj EBITDA to ex-TAC Gross Profit[3]

64% - 66%
Adj EBITDA Growth

80%+
Adj. Gross Profit Margin[4]

(1),(2),(3),(4) Adj. EBITDA, ex-TAC Gross Profit, and Ratio of Adj. EBITDA to ex-TAC Gross Profit, and Adj. Gross Profit Margin are Non-GAAP measures, see appendix for reconciliation to GAAP. Adj. Gross Profit Margin is projected to exceed 80% in 2021. Adj. Gross Profit Margin is calculated by dividing Gross Profit by ex-TAC Gross Profit.

Note: Growth rates reflect 2021 growth over 2020. 2021 projection reflects the mid-point of current company guidance.

Taboola

Thank you.

APPENDIX

OUR MODEL IN A NUTSHELL

Model components:	Sample inputs / financials:	Illustrative Taboola economics:
Revenues[(1)]	$909	$1.00 (100%)
– Traffic Acq Cost (Value to publishers)	($627)	($0.69)
= ex-TAC Gross Profit[(2)]	$282	$0.31
– Cost of Revenues	($48)	($0.05)
= Gross profit	$234	$0.26
– R&D	($73)	($0.08)
– S&M	($110)	($0.12)
– G&A	($34)	($0.04)
= Operating Income	$17	
+ Dep, Amort, Share Based Comp, Other item	$50	
= Adjusted EBITDA[(3)]	$67	
+ Change in WC, Other items[(4)] + PP&E and Capitalized Platform Costs	($22)	
= Free Cash Flow[(3)]	$45	

(1) Revenue paid by Advertisers, before traffic acquisition costs (TAC) paid to Publishers.
(2) Revenue to Taboola after TAC paid to Publishers. Non-GAAP measure, see appendix for reconciliation to GAAP
(3) Non-GAAP measure, see appendix for reconciliation to GAAP
(4) Non cash charges, Cash charges excluded from Adjusted EBITDA

HISTORICAL & PROJECTED REVENUES & EX-TAC GROSS PROFIT[1] (REPORTED BASIS)



Revenues
64.3%
37.3%
20.3%
8.7%
14.8%
18.1%
$552
$758
$909
$1,094
$1,189
$1,365
$1,612
2016A
2017A
2018A
2019A
2020A
2021E
2022E



ex-TAC Gross Profit
72.5%
31.8%
5.0%
29.1%
34.3%
27.6%
$124
$214
$282
$296
$382
$513
$655
2016A
2017A
2018A
2019A
2020A
2021E
2022E

YoY growth

(1) Non-GAAP measure, see appendix for reconciliation to GAAP
Note: 2021 and 2022 projections reflect the mid-point of current company guidance.

Taboola

KEY MODEL ASSUMPTIONS

ex-TAC Gross Profit[1]

- Historically, Taboola grew 20%+ (CAGR ’17A-’20E)
- In 2020, Taboola generated $382 million ex-TAC Gross Profit
- For FY 2021, the Company currently expects ex-TAC Gross Profit in range of $512 - 515M

ADJUSTED EBITDA[2]

- $106 million in 2020 and growing faster than ex-TAC Gross Profit
- For FY 2021, the Company currently expects Adjusted EBITDA in range of $174 - 177M
- Rule of 40: ex-TAC growth + Ratio of Adj. EBITDA to ex-TAC Gross Profit[3] always above 40%

COST ASSUMPTIONS

- Return to “normal” operations and cost basis in H2 2021 (conservative)
- Two primary costs (headcount and hardware / IT) grow commensurate with revenue growth
- Higher costs (and lower operating margin) in 2021 driven by transaction related share-based compensation expenses

Operating costs:

($ in millions)



($20)
(6.8%)
$26
6.8%
$37
$130
$85
$60
$134
$99
2019A
2020A
R&D
S&M
G&A
Operating income ($ in millions)
Operating margin (% of ex-TAC revenue)

(1),(2),(3) Non-GAAP measures, see appendix for reconciliation to GAAP

Taboola

SELECTED GAAP AND NON-GAAP METRICS

($ in millions, FYE)	2018A	2019A	2020A	2021E	Long-Term Model
Revenues	**$909**	**$1,094**	**$1,189**	**$1,365**	
% YoY growth	*20.0%*	*20.3%*	*8.7%*	*14.8%*	
ex-TAC Gross Profit	**$282**	**$296**	**$382**	**$513**	
% YoY growth	*31.8%*	*5.1%*	*29.1%*	*34.3%*	***20%+***
Gross Profit	**$234**	**$232**	**$319**	**$428**	
% margin	*83.1%*	*78.4%*	*83.6%*	*83.5%*	
% YoY growth	*31.1%*	*-0.9%*	*37.7%*	*34.1%*	
Adj. EBITDA	**$67**	**$34**	**$106**	**$176**	
% margin	*23.8%*	*11.5%*	*27.8%*	*34.2%*	***30%+***
% YoY growth	*39.6%*	*-49.1%*	*211.6%*	*65.3%*	

(1)Non-GAAP measures, see appendix for reconciliation to GAAP
Note: 2021 projections reflect the midpoint of current company guidance.

FY 2021 & FY 2022 GUIDANCE: REPORTED BASIS WITH CONNEXITY AS OF SEPTEMBER 1

($'s in millions)

	Guidance		
	FY 2021	FY 2022	FY '22 vs. FY '21 (Midpoint)
Revenues (1)	**$1,363 to $1,367M**	**$1,588 to $1,633M**	**18.1%**
ex-TAC Gross Profit (2)	**$512 to $515M**	**$645 to $665M**	**27.7%**
Gross Profit	**$427 to $430M**	**$530 to $550M**	**25.9%**
Adjusted EBITDA (2)	**$174 to $177M**	**$193 to $213M**	**15.4%**

(1) Note that the guidance for revenues has been adjusted to reflect the revised gross versus net accounting change for Connexity
(2) Non-GAAP measure, see appendix for reconciliation to GAAP

Taboola

REVENUES GUIDANCE COMPARISON

($'s in millions)

	Q3 '21 Guidance		Q4 '21 Guidance			FY '21 Guidance			FY '22 Guidance		
	Original Guidance (9/28/21)	Adjusted Original Guidance (a)	Original Guidance (9/28/21)	Adjusted Original Guidance (a)	Adjusted Original, and raised (11/9/21)	Original Guidance (9/28/21)	Adjusted Original Guidance (a)	Adjusted Original, and raised (11/9/21)	Original Guidance (9/28/21)	Adjusted Original Guidance (a)	Adjusted Original, unchanged (11/9/21)
Revenues	**$338 - $342M**	**$331 - $335M**	**$421 - $425M**	**$388 - $392M**	**$392 - $396M**	**$1,392 - $1,400M**	**$1,351 - $1,359M**	**$1,363 - $1,367M**	**$1,698 - $1,748M**	**$1,588 - $1,633M**	**$1,588 - $1,633M**

(a) To account for Connexity Gross / Net Accounting change.

Taboola

ADDITIONAL MODELING ASSUMPTIONS

- Interest expense of approximately $3.5M per quarter associated with $300M term loan related to the Connexity acquisition
- Share based compensation of approximately $126M in 2021 unusually high as a result of going public triggering event, 2022 estimated at $73M
- Depreciation & Amortization expected to be approximately $55M in 2021; increase related to Connexity Purchase Price Accounting allocation
- Fully weighted diluted share count was approximately 272M as of Sep 1, 2021 following the close of the Connexity acquisition
- Free Cash Flow expected to be 60% of Adjusted EBITDA in long-term models

ADJUSTED EBITDA RECONCILIATION

($ in Millions)	2016A	2017A	2018A	2019A	2020A
Net income (loss)	**($2.7)**	**$2.8**	**$10.7**	**($28.0)**	**$8.5**
Adjustments:					
Financial expenses (income)	0.8	(0.3)	1.3	3.4	2.7
Tax expenses	4.3	5.1	5.3	5.0	14.9
Depreciation and Amortization	13.3	28.2	35.3	39.4	34.0
Share Based Compensation	6.3	10.8	10.5	8.2	28.3
Revaluation of contingent Liability	1.4	1.6	3.8	-	-
M&A cost	-	-	-	6.1	17.8
Adjusted EBITDA	**$23.4**	**$48.2**	**$66.9**	**$34.1**	**$106.2**

Note: Although we provide guidance for Adjusted EBITDA, we are not able to provide guidance for projected Net income (loss), the most directly comparable GAAP measures. Certain elements of Net income (loss), including share-based compensation expenses, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net Income (loss) or to reconcile our Adjusted EBITDA guidance without unreasonable efforts. Consequently, no disclosure of projected Net income (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

Taboola

2021 QUARTERLY RESULTS: ADJUSTED EBITDA RECONCILIATION

($ in Millions)	Q1-21A	Q2-21A	Q3-21A
Net income (loss)	**$18.6**	**($61.4)**	**$17.3**
Adjustments:			
Financial expenses (income)	0.8	0.1	(14.0)
Tax expenses	2.2	7.9	(3.5)
Depreciation and Amortization	8.2	8.6	13.2
Share Based Compensation	5.1	78.5	19.9
M&A Cost and One-Time Transaction Cost of Going Public	(1.4)	7.1	6.0
Holdback compensation expenses			0.8
Adjusted EBITDA	**$33.5**	**$40.8**	**$39.7**

[1] A substantial majority is Share-based compensation expenses related to going public.

[2] Relates to the acquisition of ION Acquisition Corp. 1 Ltd. and going public.

Taboola

EX-TAC GROSS PROFIT RECONCILIATION

($ in Millions)	2015A	2016A	2017A	2018A	2019A	2020A	2021E
Revenues	**$335.6**	**$552.1**	**$757.9**	**$909.2**	**$1,093.8**	**$1,188.9**	**$1,364.6**
Traffic Acquisition Cost (TAC)	272.7	427.7	544.2	627.7	$798.0	$806.5	$851.4
Other Cost of Revenues	12.1	23.2	35.1	47.3	63.9	62.9	$84.8
Gross Profit	**$50.8**	**$101.2**	**$178.6**	**$234.2**	**$231.9**	**$319.5**	**$428.5**
Other Cost of Revenues	62.6	23.2	35.1	47.3	63.9	62.9	84.8
ex-TAC Gross Profit	**($11.8)**	**$124.4**	**$213.7**	**$281.5**	**$295.8**	**$382.4**	**$513.3**

Note: 2021 projections reflect the midpoint of current company guidance.

Taboola

RATIO OF ADJUSTED EBITDA TO EX-TAC GROSS PROFIT RECONCILIATION

($ in Millions)	2016A	2017A	2018A	2019A	2020A
Gross Profit	**$101**	**$179**	**$234**	**$232**	**$320**
Net Income (loss)	(3)	3	11	(25)	8
Ratio of Net income (loss) to Gross profit	*-3%*	*2%*	*5%*	*-11%*	*3%*
ex-TAC Gross Profit	**$124**	**$214**	**$282**	**$296**	**$382**
Adjusted EBITDA	23.4	48.2	67	33.9	106
Ratio of Adjusted EBITDA to ex-TAC Gross Profit	*19%*	*23%*	*24%*	*11%*	*28%*

Taboola

EX-TAC GROSS PROFIT MARGIN RECONCILIATION

($ in Millions)	2016A	2017A	2018A	2019A	2020A
Revenues	**$552**	**$758**	**$909**	**$1,094**	**$1,189**
Gross Profit	101	179	234	232	320
Gros Profit Margin	*18%*	*24%*	*26%*	*21%*	*27%*
Revenues	**$552**	**$758**	**$909**	**$1,094**	**$1,189**
ex-TAC Gross Profit	124	214	282	296	382
ex-TAC Gross Profit Margin	*23%*	*28%*	*31%*	*27%*	*32%*

HISTORICAL & PROJECTED ADJ. GROSS PROFIT MARGIN RECONCILIATION

($ in Millions)	2020A	2021E
Revenues	**$1,189**	**$1,365**
Traffic Acquisition Cost (TAC)	$807	$851
ex-TAC Gross Profit	**$382**	**$513**
Other Cost of Revenues	63	$85
Gross Profit	**$319**	**$428**
Gross Profit Margin	*27%*	*31%*
Adj. Gross Profit Margin	*84%*	*83%*

Taboola

Note: Adj. Gross Profit Margin is calculated by dividing Gross profit by ex-TAC Gross Profit.
2021 projections reflect midpoint of company's current guidance.

HISTORICAL AND PROJECTED FREE CASH FLOW RECONCILIATION

($ in millions, FYE)	2019A	2020A	2021E
Net cash from operating activities	**$18**	**$139**	**$80**
Net cash used in investing activities	**($44)**	**($18)**	**($33)**
Intangible assets	0	(9)	(12)
Purchase of IT equipment (servers)	(44)	(9)	(21)
Free Cash Flow	**($26)**	**$121**	**$47**

(1) Adj. EBITDA Plus the change in working capital reflects the Net cash provided by operating activities. For estimated periods, Net cash from operating activities assumes 53-57 days payables outstanding and 40-45 days sales outstanding.

CONSOLIDATED BALANCE SHEET

($ in millions)	As of Dec 31, 2019	As of Dec 31, 2020
Cash, cash equivalents and short-term deposits	$ 116	$ 243
Total Assets	$ 482	$ 580
Total Liabilities & Convertible Shares	$ 475	$ 533
Accumulated Deficit	$ (40)	$ (31)
Additional Paid-in-capital	$ 47	$ 78
Total Shareholders' Equity	$ 7	$ 47

2021 QUARTERLY RESULTS:
EX-TAC GROSS PROFIT RECONCILIATION

($ in Millions)	Q1-21A	Q2-21A	Q3-21A
Revenues	**$303.0**	**$329.1**	**$338.8**
Traffic Acquisition Cost (TAC)	197.0	212.2	211.9
Other Cost of Revenues	16.4	16.6	19.2
Gross Profit	**$89.6**	**$100.3**	**$107.7**
Other Cost of Revenues	16.4	16.6	19.2
ex-TAC Gross Profit	**$106.0**	**$116.9**	**$126.9**

2021 FULL YEAR GUIDANCE:
EX-TAC GROSS PROFIT RECONCILIATION

($ in Millions)	2021E
Revenues	**$1,363 - $1,367**
Traffic Acquisition Cost (TAC)	($850 - $853)
Other Cost of Revenues	($84 - $86)
Gross Profit	**$427 - $430**
Other Cost of Revenues	$84 - $86
ex-TAC Gross Profit	**$512 - $515**